CANADIAN NATURAL RESOURCES LIMITED
REPORTS VOTING RESULTS AT ANNUAL AND SPECIAL MEETING
CALGARY, ALBERTA – MAY 9, 2025 – FOR IMMEDIATE RELEASE
Canadian Natural held its Annual and Special Meeting of Shareholders on May 8, 2025. The result of the vote by shareholders for each resolution is reported below.

1.The election of the following nominees as directors of the Corporation for the ensuing year or until their successors are elected or appointed.
	Votes For	Votes Withheld
Catherine M. Best	1,290,773,343	105,594,697
	92.44%	7.56%
Dr. M. Elizabeth Cannon	1,387,390,907	8,977,135
	99.36%	0.64%
N. Murray Edwards	1,343,051,981	53,316,060
	96.18%	3.82%
Christopher L. Fong	1,300,632,889	95,735,153
	93.14%	6.86%
Ambassador Gordon D. Giffin	1,208,724,484	187,643,557
	86.56%	13.44%
Wilfred A. Gobert	1,369,762,011	26,606,029
	98.09%	1.91%
Christine M. Healy	1,384,536,485	11,831,556
	99.15%	0.85%
Steve W. Laut	1,372,048,183	24,319,858
	98.26%	1.74%
Honourable Frank J. McKenna	1,340,623,891	55,744,149
	96.01%	3.99%
Scott G. Stauth	1,380,178,277	16,189,765
	98.84%	1.16%
David A. Tuer	1,292,282,412	104,085,630
	92.55%	7.45%
Annette M. Verschuren	1,378,864,270	17,503,771
	98.75%	1.25%
Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company does not undertake to update forward-looking statements except as required by applicable securities laws. Refer to our website for detailed forward-looking statements and notes regarding Non-GAAP and Other Financial Measures at www.cnrl.com.

	Votes For	Votes Withheld
2.The appointment of PricewaterhouseCoopers LLP as auditors of the Corporation for the ensuing year and to authorize the Audit Committee of the Board of Directors to fix their remuneration.	1,370,498,436	71,323,339
	95.05%	4.95%
	Votes For	Votes Against
3.The approval of the Corporation's Amended, Compiled and Restated Employee Stock Option Plan and all unallocated stock options pursuant thereto.	1,169,822,162	226,545,869
	83.78%	16.22%
	Votes For	Votes Against
4.On an advisory basis, approval of the Corporation’s approach to executive compensation.	1,368,205,205	28,162,822
	97.98%	2.02%
Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED T (403) 517-6700 F (403) 517-7350 E ir@cnrl.com 2100, 855 - 2 Street S.W. Calgary, Alberta, T2P 4J8 www.cnrl.com

SCOTT G. STAUTH President VICTOR C. DAREL Chief Financial Officer LANCE J. CASSON Manager, Investor Relations Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange
Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company does not undertake to update forward-looking statements except as required by applicable securities laws. Refer to our website for detailed forward-looking statements and notes regarding Non-GAAP and Other Financial Measures at www.cnrl.com.